UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CLS Holdings USA, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

12565J100

(CUSIP Number)

Jeffrey I. Binder
c/o CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, Florida 33156

(888) 438-9132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2018

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12565J100	Page 2 of 6

1	NAMES OF REPORTING PERSONS Jeffrey I. Binder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		8,962,415 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,962,415 (1)
WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,962,415 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.11% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 12565J100	Page 3 of 6

(1)	Reflects (a) 8,717,971 shares owned by Mr. Binder; and (b) 244,444 shares acquirable upon the exercise of common stock purchase warrants held by Mr. Binder.

(2)

Calculated on the basis of 126,058,539 shares of Common Stock, consisting of 125,814,095 shares outstanding as of January 11, 2019, as reported on the Company’s Form 10-Q for the quarter ended November 30, 2018 filed January 14, 2019, plus 244,444 shares acquirable upon the exercise of common stock purchase warrants held by Mr. Binder.

CUSIP No. 12565J100	Page 4 of 6

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the information provided in the Statement on Schedule 13D filed on June 5, 2017 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on February 16, 2018 (“Amendment No. 1”), and Amendment No. 2 to the Original Schedule 13D filed on May 22, 2018 (“Amendment No. 2,” and together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 of Schedule 13D is hereby amended and restated as follows: Title of Class of Securities Common Stock $.0001 par value (the “Common Stock”)

Name and Address of Issuer CLS Holdings USA, Inc. (the “Issuer” or the “Company”) 11767 South Dixie Highway, Suite 115 Miami, Florida 33156

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended by adding the following:

The source of the funds for the acquisition of the special warrants that were automatically exercised into the Common Stock and common stock purchase warrants was the personal funds of Mr. Binder.

ITEM 4.	PURPOSE OF TRANSACTIONS

Item 4 of Schedule 13D is hereby amended and supplemented by the addition of the following:

The purpose of the transactions reported in this Amendment No. 3 was to increase Mr. Binder’s beneficial ownership by purchasing special warrants convertible into additional shares of Common Stock and common stock purchase warrants, which he plans to hold for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) Mr. Binder individually owns and exercises sole voting and dispositive power over 8,717,971 shares of Common Stock. In addition, Mr. Binder may be deemed to be the beneficial owner of an additional 244,444 shares of Common Stock underlying warrants held by him. Collectively, these shares represent approximately 7.11% of the outstanding shares of Common Stock of the Company, calculated on the basis of 126,058,539 shares of Common Stock, which consists of 125,814,095 shares outstanding as of January 11, 2019, as reported, plus 244,444 shares acquirable upon the exercise of common stock purchase warrants held by Mr. Binder.

(c)     On June 20, 2018, Mr. Binder purchased 222,222 special warrants of the Company pursuant to a private transaction between the Company and Mr. Binder. The special warrants were issued pursuant to the terms of a special warrant indenture dated June 20, 2018 between the Company and Odyssey Trust Company, as special warrant agent thereunder. Upon the deemed exercise of the special warrants on November 30, 2018, pursuant to their terms, Mr. Binder received 1.1 units of the Company per special warrant, each such unit consisting of one share and one warrant which entitles Mr. Binder to purchase one warrant share at a price of CAD$0.65 per warrant share for a period of 36 months following the date the Common Shares are listed on a recognized Canadian stock exchange, which occurred in January 2019.

CUSIP No. 12565J100	Page 5 of 6

On August 7, 2018, the Company repaid in full a convertible promissory note with the aggregate principal amount of $37,500 issued to Mr. Binder on April 6, 2018.

Mr. Binder did not effect any other transactions in any class of equity securities of the Company in the sixty days prior to the filing of this statement.

(d)     Inapplicable.

(e)     Inapplicable.

CUSIP No. 12565J100	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2019
/s/ Jeffrey I. Binder
Jeffrey I. Binder